Exhibit 99.1

HUYA Inc. Announces Management Change

GUANGZHOU, China, September 3, 2021 /PRNewswire/ — HUYA Inc. (NYSE: HUYA) (“Huya” or the “Company”), a leading game live streaming platform in China, today announced that Ms. Catherine Xiaozheng Liu has tendered her resignation as the Company’s Chief Financial Officer due to personal reasons, effective on September 8, 2021.

The Company greatly appreciates Ms. Liu’s significant contributions to Company’s business, financial management, capital markets transactions and corporate governance, and sincerely wishes her continued success in her future endeavors. Although leaving the Chief Financial Officer position, Ms. Liu will serve as an advisor to Huya to assist with the transition through March 31, 2022.

Concurrently, Ms. Ashley Xin Wu has been promoted to the position of Vice President of Finance. Ms. Wu will assume Ms. Liu’s duties on an acting basis, and will report directly to Mr. Rongjie Dong, Chief Executive Officer of Huya.

Ms. Wu joined Huya in September 2017 and has been a leader of its finance department since then. Prior to joining Huya, she served in various finance positions in JOYY Inc. (Nasdaq: YY) from July 2012 to September 2017. Between October 2011 and July 2012, Ms. Wu worked as a senior financial analyst at Amway (China) Co., Ltd. Prior to that, she worked as an assistant audit manager at KPMG Huazhen from August 2007 to September 2011. Ms. Wu received her bachelor’s degree in accounting from Sun Yat-sen University in 2007. Ms. Wu is a Certified Public Accountant in the United States and a member of the Chinese Institute of Certified Public Accountants.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com